                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13D(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(D)-2(A)

                                Incitations, Inc.
                              ---------------------
                                (Name of Issuer)


                                  Common Stock
                              ---------------------
                         (Title of Class of Securities)


                                   45325R 10 3
                              ---------------------
                                 (CUSIP Number)



                           c/o Dominique M. Bellemare
                                Incitations, Inc.
                         1800 McGill College, Suite 2480
                        Montreal, Quebec H3A 3J6 Canada

                              ---------------------

                                 with copies to:
                             Stanley Moskowitz, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                January 14, 2000
                              ---------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)




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          --------------------------------------------------   -----------------
          CUSIP NO. 45325R 10 3                                   Page 2 of 4
          --------------------------------------------------   -----------------

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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          YVAN GUILLEMIN
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]

                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          FRENCH
--------------------------------------------------------------------------------
         NUMBER OF                   7         SOLE VOTING POWER
           SHARES                              25,179,050
        BENEFICIALLY     -------------------------------------------------------
       OWNED BY EACH                 8         SHARED VOTING POWER
         REPORTING                             0
           PERSON        -------------------------------------------------------
            WITH                     9         SOLE DISPOSITIVE POWER
                                               25,179,050
--------------------------------------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          25,179,050
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                  [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)

          93%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $.0002 per share (the "Common Stock"), of Incitations, Inc. (the "Issuer"), a Nevada corporation. The Issuer's registered business address is 1495 Ridgeview Drive, Suite 220, Reno, Nevada 89509 and maintains offices at c/o Dominique M. Bellemare, 1800 McGill College, Suite 2480, Montreal, Quebec H3A 3J6 Canada.

Item 2.  Identity and Background.

         This statement is filed on behalf of Yvan Guillemin (the "Reporting Person"), an officer and member of the board of directors of the Issuer. The Reporting Person's present principal occupation is the President of Polo Conseil, whose principal business is to organize equestrian sporting events and importation and distribution of polo sporting goods. The Reporting Person's business address is c/o Dominique M. Bellemare, 1800 McGill College, Suite 2480, Montreal, Quebec H3A 3J6 Canada. The principal business of the Issuer is to seek, investigate, and, if warranted, acquire one of more properties or businesses, and to pursue other related activities intended to enhance shareholder value.

         During the past five years, the Reporting Person has not been convicted in a criminal proceeding, or been a party to a civil proceeding as a result of which he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The Reporting Person is a citizen of France.

Item 3. Source and Amount of Funds or Other Consideration

         The Reporting Person used personal funds to purchase the shares of Common Stock owned by him.

Item 4.  Purpose of Transaction

      The Reporting Person is the majority shareholder of the Issuer. The Issuer has recently shifted its business strategy. Its business purpose is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. If the Issuer does consummate a transaction with a third party, the Reporting Person may sell some or all of his shares of Common Stock to such third party.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 25,179,050 shares, approximately 93.0% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act. The aggregate number of shares of Common Stock owned by the Reporting Person includes 2,679,050 shares held by Worldnet Connections, Inc., of which the Reporting Person is the sole stockholder.

         (b) The Reporting Person has the sole power to vote and dispose of the ownership of 25,179,050 shares beneficially owned by him.

         (c) No sales were effected in open market transactions within the last 60 days.

         (d) N/A

         (e) N/A


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                                    Signature



         After reasonable inquiry and to the best of the my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  May 1, 2001                               /s/ Yvan Guillemin
                                                 ----------------------------
                                                     Yvan Guillemin